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                                                                      EXHIBIT 20

                     [LOGO OF OPTEL AND ICS APPEARS HERE]


                OPTEL AND ICS ANNOUNCE ACQUISITION BY OPTEL OF
                 OVER 90,000 PRIVATE CABLE AND TELEPHONE UNITS

          Purchase brings OpTel to over 500,000 units under contract.


DALLAS (MARCH 6, 1998) --OpTel, Inc. and Interactive Cable Systems, Inc. (ICS) announced today that they had signed a definitive agreement for the purchase by OpTel of ICS's private cable and telephone operations in Houston, Dallas/Fort Worth, San Diego, Phoenix, Chicago, Denver, San Francisco, Los Angeles, Miami/Ft. Lauderdale, Tampa, Atlanta, Orlando, Indianapolis and greater Washington, D.C.

ICS will receive $4 million in cash, $60 million in OpTel 8% payment-in-kind convertible preferred stock and 165,746 shares of OpTel's Class A common stock, together valued at $80.2 million.

The transaction, which is subject to certain regulatory and other approvals and conditions, comprises approximately 90,000 cable and phone units under contract.

Louis Brunel, OpTel's President and Chief Executive Officer said, "This major strategic acquisition will bring us to over 500,000 units under contract and will reinforce OpTel as the preeminent leader in the private cable and telecommunications industry. It will greatly strengthen our presence and profitability in existing OpTel markets and bring us into new markets, Atlanta, Indianapolis and Orlando, on an efficient scale of operations. We are very pleased to welcome ICS, and through it ICS's investors and shareholders, as investors in OpTel."

Kevin Schottlaender, ICS's President and Chief Executive Officer, said: "ICS is very pleased to merge its business with OpTel's in the MDU markets we mutually serve, creating significant economies of scale that will benefit stockholders, building owners, residents and employees."

Interactive Cable Systems, Inc. (ICS) is the nation's third largest private telecommunications and video services provider to the multi dwelling unit housing industry. Headquartered in Richardson, Texas, ICS serves in 20+ markets throughout the United States.

OpTel is the largest private cable operator in the United States. The Company provides cable television service and telecommunications services to residents of multi-dwelling unit (MDU) complexes principally under long-term contracts with MDU owners in ten major cities (Houston, Dallas/Fort Worth, San Diego, Phoenix, Chicago, Denver, San Francisco, Los Angeles, Miami/Ft. Lauderdale and Tampa). OpTel is majority owned by Le Groupe Videotron Ltee, owner of the second largest cable television operator in Canada.


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For further information contact:

                           OpTel                    ICS
                           -----                    ---

                           Stephen Dube             Kevin Schottlaender
                           (214) 634-3856           (972) 669-6000